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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

thinkorswim Group Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.01 per share
(Title of Class of Securities)

88409C105
(CUSIP Number of Common Stock Underlying Class of Securities)

Ida K. Kane
thinkorswim Group Inc.
(formerly known as Investools Inc.)
45 Rockefeller Plaza, Suite 2012
New York, New York 10111
(801) 816-6918
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Ethan A. Klingsberg, Esq. and Benet J. O'Reilly, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$14,350,595	$800.76

*
Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options having an exercise price equal to or greater than $9.95 (which is the threshold exercise price (as defined below) assumed for purposes of calculating the amount of the filing fee only, based on the closing price of a share of TD AMERITRADE Holding Corporation's common stock, par value $0.01 per share, rounded to the nearest one-tenth of a cent, as reported on The NASDAQ Global Select Market on April 16, 2009) will be eligible for exchange and will be tendered pursuant to this exchange offer. These options have an aggregate value of $14,350,595 as of April 16, 2009, calculated using a Black-Scholes option pricing model based on a price per share of the issuer's common stock of $9.695, the average of the high and low prices of the issuer's common stock as reported on The NASDAQ Global Market on April 16, 2009.

**
The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, is calculated by multiplying the Transaction Valuation by 0.00005580.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $800.76	Filing Party: thinkorswim Group Inc.
Form or Registration No.: 005-79294	Date Filed: April 17, 2009
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 2 (this "Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on April 17, 2009 (the "Schedule TO"), as amended and supplemented by Amendment No.1 filed on April 24, 2009 ("Amendment No. 1"), relating to an offer by thinkorswim Group Inc. (the "Company") to its eligible employees and independent contractors to exchange outstanding "underwater" options to purchase shares of the Company's common stock granted under the thinkorswim Group Inc. Second Amended and Restated 2001 Stock Option Plan, the Telescan, Inc. Amended and Restated 1995 Stock Option Plan, the Telescan, Inc. 2000 Stock Option Plan and the Telescan, Inc. Amended and Restated Stock Option Plan for new grants of thinkorswim restricted stock units (the "exchange offer").

        This Amendment No. 2 is filed in connection with amendments made to the Offer to Exchange Eligible Stock Options for Restricted Stock Units (the "Offer to Exchange"), attached as Exhibit (a)(1)(A) to the Schedule TO, (i) to reflect the extension of the expiration date of the exchange offer until 4:00 p.m., Eastern Time, on June 11, 2009 and (ii) to expressly describe in the Offer to Exchange the conditions to the merger of thinkorswim with a wholly-owned subsidiary of TD AMERITRADE Holding Corporation, which are also conditions to the exchange offer.

        Except as expressly amended and supplemented herein, all terms of the exchange offer and all disclosures as set forth in the Schedule TO and the exhibits thereto, as amended and supplemented by Amendment No. 1, remain unchanged and are incorporated herein by reference.

Items 1 - 11.

        The Offer to Exchange is hereby amended and supplemented by:

  (i)
  replacing all references to "5:00 p.m., Eastern Time, May 15, 2009" as the expiration date with "4:00 p.m., Eastern Time, June 11, 2009"; and

  (ii)
  replacing the third bullet point under "The Exchange Offer—7. Conditions of this Exchange Offer" in its entirety with the following:

  "•
  all of the conditions of the merger set forth in the merger agreement are satisfied or waived and the merger is completed. These conditions include:

  •
  the effectiveness of the Registration Statement on Form S-4 filed by TD AMERITRADE on February 10, 2009, as amended, and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose;

  •
  the approval and adoption of the merger agreement by the Company's stockholders;

  •
  the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Act, and, subject to certain exceptions, the receipt of all clearances, approvals and consents required to be obtained in connection with the merger under all applicable foreign laws governing antitrust or unfair competition;

  •
  the approval by the United States Financial Industry Regulatory Authority ("FINRA") and Investment Industry Regulatory Organization of Canada ("IIROC") of the transactions contemplated by the merger agreement;

  •
  the approval of the listing of the TD AMERITRADE common stock to be issued in the merger on the NASDAQ Global Select Market, subject to official notice of issuance;

  •
  the receipt by each of TD AMERITRADE and the Company of a legal opinion to the effect that the merger will constitute a "reorganization" for United States federal income tax purposes;

      •
      the absence of any order, decree or injunction by any court or other governmental entity or other law that prohibits or makes illegal completion of the transactions contemplated by the merger agreement;

      •
      the accuracy in all material respects of a limited number of representations and warranties made by the Company in the merger agreement, including those relating to corporate organization, authorization to enter into the merger agreement, required governmental consents, capitalization, inapplicability of state anti-takeover statutes and the absence of any arrangements requiring the payment of broker's or finder's fees other than to the Company's financial advisors identified in the merger agreement;

      •
      the accuracy of the remaining representations and warranties made by the Company in the merger agreement, provided that inaccuracies in such representations and warranties will be disregarded to the extent that such inaccuracies, individually or in the aggregate, do not constitute, and would not reasonably be expected to have or result in, a material adverse effect on the Company;

      •
      performance of or compliance with, in all material respects, by the Company all of its agreements and covenants set forth in the merger agreement that are required to be performed or complied with by the Company at or prior to the completion of the merger;

      •
      that no event, development, change, circumstance or condition shall have occurred or shall exist that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company;

      •
      the delivery by the Company's chief executive officer and chief financial officer to TD AMERITRADE of a certificate confirming that certain conditions have been satisfied;

      •
      the absence of any pending legal proceeding brought by a governmental body (including FINRA and IIROC) seeking to restrain or prohibit the completion of any of the transactions contemplated by the merger agreement, or the performance of any of the transactions contemplated by the merger agreement or certain voting agreements entered into in connection with the merger (other than the Offer to Exchange);

      •
      the approval by certain Canadian provincial securities regulators of the transactions contemplated by the merger agreement;

      •
      the accuracy in all material respects of a limited number of representations and warranties made by TD AMERITRADE in the merger agreement, including those relating to corporate organization, authorization to enter into the merger agreement, required governmental consents, capitalization and the and the absence of any arrangements requiring the payment of broker's or finder's fees other than to TD AMERITRADE's financial advisor identified in the merger agreement;

      •
      the accuracy of the remaining representations and warranties made by TD AMERITRADE in the merger agreement, provided that inaccuracies in such representations and warranties will be disregarded to the extent that such inaccuracies, individually or in the aggregate, do not constitute, and would not reasonably be expected to have or result in, a material adverse effect on TD AMERITRADE;

      •
      performance of or compliance with, in all material respects, by TD AMERITRADE all of its agreements and covenants set forth in the merger agreement that are required to be performed or complied with by TD AMERITRADE at or prior to the completion of the merger;

      •
      that no event, development, change, circumstance or condition shall have occurred or shall exist that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on TD AMERITRADE; and

      •
      the delivery by TD AMERITRADE's chief executive officer and chief financial officer to the Company of a certificate confirming that certain conditions have been satisfied."

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

        (a)(1)(N) Form of Communication to Eligible Individuals Regarding the Exchange Offer

 EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(A)*	Offer to Exchange Eligible Stock Options for Restricted Stock Units, dated April 17, 2009
(a)(1)(B)*	Form of Communication to Eligible Individuals Announcing the Exchange Offer
(a)(1)(C)*	Election Form
(a)(1)(D)*	Form of Election Withdrawal Notice
(a)(1)(E)*	Form of Personal Summary Statement
(a)(1)(F)*	Proposed Form of Second Amended and Restated 2001 Stock Option Plan as amended to permit the grant of Restricted Stock Units
(a)(1)(G)*	Proposed Form of Restricted Stock Unit Agreement (Non-Key Management)
(a)(1)(H)*	Proposed Form of Restricted Stock Unit Agreement (Key Management)
(a)(1)(I)*	Notice of Threshold Exercise Price
(a)(1)(J)
Agreement and Plan of Merger, dated as of January 8, 2009, by and among TD AMERITRADE, Tango Acquisition Corporation One, Tango Acquisition Corporation Two and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the Commission on January 12, 2009)
(a)(1)(K)
Proxy Statement/Prospectus (incorporated by reference to the proxy statement/prospectus included in Amendment No. 2 to the Registration Statement on Form S-4 filed by TD AMERITRADE with the Commission on April 24, 2009, as further amended from time to time)
(a)(1)(L)**	Form of Communication to Eligible Individuals Delivering a Personalized Statement of the Exchange Ratio Calculation
(a)(1)(M)**	Tender Offer Conversion Form
(a)(1)(N)	Form of Communication to Eligible Individuals Regarding the Exchange Offer
(b)	Not applicable
(d)(1)
The thinkorswim Group Inc. Second Amended and Restated 2001 Stock Option Plan (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed by the Company with the Commission on August 8, 2008)
(d)(2)
The Telescan, Inc. Amended and Restated 1995 Stock Option Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed by Telescan, Inc. with the Commission on November 21, 2000)
(d)(3)	The Telescan, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-8 filed by Telescan, Inc. with the Commission on November 21, 2000)
(d)(4)
The Telescan, Inc. Amended and Restated Stock Option Plan (incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 filed by Telescan, Inc. with the Commission on February 2, 1994)

Exhibit No.	Document
(d)(5)	Voting Agreement, dated as of January 8, 2009, by and between TD AMERITRADE and Lee Barba (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to Schedule 13D filed by Lee Barba with the Commission on January 8, 2009)
(d)(6)
Voting Agreement, dated as of January 8, 2009, by and between TD AMERITRADE and Tom Sosnoff (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to Schedule 13D filed by Tom Sosnoff with the Commission on January 9, 2009)
(d)(7)
Voting Agreement, dated as of January 8, 2009, by and between TD AMERITRADE and Tom Sosnoff, as trustee of the Tom Sosnoff Living Trust (incorporated by reference to Exhibit 99.2 of Amendment No. 1 to Schedule 13D filed by Tom Sosnoff with the Commission on January 9, 2009)
(d)(8)
Voting Agreement, dated as of January 8, 2009, by and between TD AMERITRADE and Scott Sheridan (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to Schedule 13D filed by Scott Sheridan with the Commission on January 9, 2009)
(g)	Not applicable
(h)	Not applicable

*
Previously filed on April 17, 2009 as an exhibit to the Schedule TO.

**
Previously filed on April 24, 2009 as an exhibit to Amendment No. 1 to the Schedule TO.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THINKORSWIM GROUP INC.
By:	/s/ LEE BARBA
Name:	Lee Barba
Title:	Chairman and Chief Executive Officer
Date:	May 8, 2009

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  Item 12. Exhibits.
EXHIBIT INDEX
SIGNATURE